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OMD APPROVAL

OMD Number: 3235-0145
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____1____)
Furr's/Bishops, Inc.
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
361115504
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(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
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(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
April 17, 1998
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP NO. 361115504      PAGE  2  OF  5  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
ROCK FINANCE, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/  /
(b)/X /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       2,389,460 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          2,389,460 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,389,460 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14 TYPE OF REPORTING PERSON*
PN

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Page  3  of  5  Pages

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), issued by Furr's/Bishops, Incorporated, a Delaware corporation (the "Company"), whose principal executive offices are located at 6901 Quaker
Avenue, Lubbock, Texas, 79413.

Item 4.  Purpose of Transaction

This 13(d) amendment is being made because Rock Finance, L.P.
no longer holds 5% of the Common Stock of the Company as a result of trades which are detailed in Exhibit A.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this filing, Rock owns 2,389,460 shares of Common Stock, representing approximately 4.9% of the outstanding shares of Common Stock.

(b) Rock has the sole power to vote and dispose of the Common
Stock.

(c) The transactions in the Common Stock by the Filers during the period from March 5, 1998 to May 5, 1998 are set forth on Exhibit A hereto.

(d) No person other than Rock is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such shares of Common
Stock.

(e) Not applicable.

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Page   4   of  5  Pages

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be filed as Exhibits.

Exhibit A

SIGNATURE

Rock Finance, L.P., after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 5, 1998

Rock Finance, L.P.

By:/s/ Bradford T. Whitmore
   ------------------------
       Bradford T. Whitmore
       President
       Bun Partners, Inc.
Its:   General Partner


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EXHIBIT A

TRADE ACTIVITY FOR FURR'S/BISHOPS, INC. COMMON STOCK

DATE        AMOUNT SOLD   PRICE/SHARE
04/17/98    21,000        $0.9523
04/23/98    20,000        $0.9375